SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **January 21, 2004**

CHARTER ONE FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**001-15495**	**34-1567092**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1215 Superior Avenue, Cleveland, Ohio	**44114**
(Address of principal executive offices)	(Zip Code)

(216) 566-5300

(Registrant's telephone number, including area code)

NOT APPLICABLE

(Former name or former address, if changed since report)

TABLE OF CONTENTS

ITEM 9. Regulation FD Disclosure

On January 21, 2004, the Registrant issued a news release clarifying its 2004 earnings guidance. The news release is attached to this Report as Exhibit 99.1, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CHARTER ONE FINANCIAL, INC

Date: January 21, 2004

By: /s/ Robert J. Vana

Robert J. Vana
Senior Vice President, Chief Corporate Counsel and Corporate Secretary